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                             March 17, 2021

       Ariel Emanuel
       Chief Executive Officer
       Endeavor Group Holdings, Inc.
       9601 Wilshire Boulevard, 3rd Floor
       Beverly Hills, CA 90210

                                                        Re: Endeavor Group
Holdings, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submited February
16, 2021
                                                            CIK No. 0001766363

       Dear Mr. Emanuel:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submited February 16, 2021

       Prospectus Summary, page 1

   1. As part of your offering, we note that you are buying 49% of UFC, that you are engaging in a Up-C transaction
and that you are engaging in a simultaneous private
                                                        placement. Please
revise your prospectus summary to quantify and describe any
                                                        payments, compensation,
equity or other value that your principal stockholders, directors or executive officers
received or will receive in connection with this offering and in the transactions in
connection with this offering.
 Ariel Emanuel
FirstName  LastNameAriel
Endeavor Group  Holdings, Emanuel
                          Inc.
Comapany
March      NameEndeavor Group Holdings, Inc.
       17, 2021
March2 17, 2021 Page 2
Page
FirstName LastName
2. In the portion of the table on page 2 labelled "Global Presence," please add percentages for revenue from and assets located in each of these areas.
3. You state that your business has delivered strong financial performance prior to the impact of COVID-19. However, we note from page F-7 that you incurred losses from continuing operations before income taxes and equity earnings (losses) of affiliates for each of the years in the two year period ending December 31, 2018. Please revise or advise, as appropriate, and balance the summary by adding a discussion of the financial challenges you face, such as your history of net losses and your long-term debt. UFC Buyout, page 10

4.       In connection with your reference to the Transaction Agreement on page
11 you
         state: "The Transaction Agreement has been filed solely to provide investors and security holders with information relating to its terms. It is not intended to be a source of financial, business or operational information about us, UFC Parent or our subsidiaries. The representations, warranties and covenants contained in the Transaction Agreement are made only for the purposes of the Transaction Agreement and are made as of specific dates and are solely for the benefit of the parties to the Transaction Agreement." Please revise to remove any potential implication that the referenced agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws on which investors are entitled to rely and for you which your are responsible.
Redemption rights , page 23

5. In connection with their redemption rights, here or in appropriate place in your prospectus, please identify the members of the Endeavor Operating Company, holders of the
         Endeavor Profits Units, and the members of Endeavor Manager. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
107

6. Please revise this section to analyze and explain the downward trend (net losses) in your results for fiscal year ended 2019 and the nine months ended September 30, 2020. In doing so, please discuss any known trends that may be impacting this measure with a view to understanding how and whether such trend may impact your ability to be profitable in the future. In addition, please disclose this trend in the summary. Management's Discussion and Analysis
Results of Operations, page 115

7. We note you include a section on non-GAAP financial measures prior to discussing and analyzing your results of operations at the segment level. Please revise to discuss and analyze results by reportable segment for both revenue and allocated expenses prior to the section on non-GAAP financial measures so the non-GAAP measures are not more prominently presented. Refer to non-GAAP C&DI Question 102.10. Please also revise
 Ariel Emanuel
FirstName  LastNameAriel
Endeavor Group  Holdings, Emanuel
                          Inc.
Comapany
March      NameEndeavor Group Holdings, Inc.
       17, 2021
March3 17, 2021 Page 3
Page
FirstName LastName
         segment-level disclosures to identify, quantify, and analyze each material factor underlying changes in results, including when such factors offset each other. For example, we note from page F-51 that the mix of revenue in your Owned Sports
         Properties segment changed significantly between Events and Performance and Media
         Rights from 2018 to 2019.
8. You disclose on page 116 that direct operating expenses for the nine months ended
         September 30, 2020 decreased in part due to deferred media rights fees. Please disclose the expected impact from these and future deferrals, if any, on your results of operations, cash flows, and liquidity.
Non-GAAP Financial Measures
Adjusted EBITDA, page 121

9.       We note your disclosure of the non-GAAP measures Adjusted EBITDA
Margin on page
         30 but your historical financial data does not present a margin percentage calculated in accordance with GAAP. Please balance your presentation of Adjusted EBITDA margin with a margin percentage for the most directly comparable GAAP measure here and elsewhere in the filing where Adjusted EBITDA margin is presented. Refer to Item
         10(e)(1)(i)(A) of Regulation S-K.
COVID-19 related costs
Note 8, page 123

10. Your non-GAAP results include adjustments for "COVID-19 related costs". Please explain in detail how the amount of the adjustment directly related to COVID-19 was objectively determinable and why it could not be partially attributed to other market factors and conditions. In your response, tell us the components of the costs included in the adjustment and for each cost address the following:
             how the adjustment directly attributable to COVID-19;
             how the adjustment is incremental to normal operations; and is the adjustment based on actual vs. hypothetical amounts?
Liquidity and Capital Resources
Cash Flows Overviews
September 30, 2020 Compared to September 30, 2019 , page 134

11. Please clarify your analysis in regard to how the factors disclosed directly affect cash regarding the variance in net cash flows of operating activities. References to results of operations, which are prepared on the accrual basis of accounting, noncash items and working capital items may not provide a sufficient basis for an investor to fully understand comparative changes in cash flows of operating activities in terms of cash.
         Your disclosure should discuss and quantify the factors that directly affected cash of operating activities for each and between comparative periods presented, and address the drivers underlying each factor cited. Refer to Section IV.B.1 of
Interpretation:
 Ariel Emanuel
Endeavor Group Holdings, Inc.
March 17, 2021
Page 4
         Commission Guidance Regarding Management's Discussion and Analysis of Financial
         Condition and Results of Operations    available on our website at
         http://www.sec.gov/rules/interp/33-8350.htm for guidance.
Concurrent Private Placements, page 231

12. We note under your concurrent private placements that the Company has the option to designate certain of your Private Placement Investors to purchase Class A common stock directly from certain of your existing investors that sign a joinder to the Subscription
         Agreement at a price per share of $24.00. Please clarify your disclosure as to whether those "existing investors" may include principal stockholders, directors or executive officers.
Financial Statements, page F-1

13. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.
Endeavor Operating Company,LLC, page F-5

14. You disclose that you will be treated as a taxable entity for income tax purposes after consummation of the offering. Please revise to present pro forma income taxes, net income and earnings per unit on the face of the historical statement of operations for each period presented as if income taxes had been computed for those periods. Include a note to the historical financial statements that provides the basis for this pro forma presentation.
       You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameAriel Emanuel                                Sincerely,
Comapany NameEndeavor Group Holdings, Inc.
                                                               Division of
Corporation Finance
March 17, 2021 Page 4                                          Office of Trade
& Services
FirstName LastName